SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Notice on Change of CEO

1. Details of Change	Before the Change	Hyeon-Mo Ku
	After the Change	Young-Shub Kim
2. Reasons for Change		New appointment of Representative Director Young-Shub Kim
3. Date of Change		30 August, 2023
4. Other references useful for making investment decisions		—

Profile of New CEO

Name	Relationship to the Largest Shareholder	Professional Background	Remarks
Young-Shub Kim	—	2015 – 2023 : CEO, LG CNS	—
2013 – 2015 : CFO, LG U+
2013 – 2013 : Vice president of Solution Business Division, LG CNS
2008 – 2013: Vice president of High-Tech Business Division, LG CNS
2006 – 2008: Vice president of Business Management Headquarters, LG CNS
2003 – 2006 : Managing director of Business Management Headquarters, LG CNS